Attachment to Item 77C:  Mattes submitted to a vote of security holders

At a Special Meeting of the Shareholders of Eclipse Funds (the "Trust") held on December 5, 2000, the Shareholders of the Trust voted on the following three proposals: (1) To approve or disapprove a new Investment Advisory Agreement between the Trust, on behalf of each of its Series, and New York Life Investment Management LLC ("NYLIM LLC"), a subsidiary of New York Life Insurance Company;
(2) To consider the election of four Trustees (namely, Stephen C. Roussin, Lawrence Glacken, Robert P. Mulhearn and Susan B. Kerley) to become the new full Board of Trustees (replacing all former Trustees); and (3) To ratify or reject the selection of PricewaterhouseCoopers LLP as independent auditors for the Funds for the fiscal year ending December 31, 2000. Proposal (1) was approved by the affirmative vote of the lesser of (i) 67% or more of the Trust's shares present at the Special Meeting if more than 50% of the outstanding shares of the Trust are present or represented by proxy, or (ii) more than 50% of the outstanding shares of the Fund. Proposals (2) and (3) were approved by the affirmative vote of a majority of all outstanding shares of the Trust represented in person or by proxy and entitled to vote at the Special Meeting. The exact number of votes relating to each of these proposals were not available at the time of the filing of this Form N-SAR report.


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ITEM 77Q1- EXHIBITS


77Q1(e) New Investment Advisory Agreement between Eclipse Funds and New York Life Investment Management LLC - filed electronically with the Commission as Exhibit A to the Registrant's Definitive Proxy Statement on October 31, 2000 (Accession No. 0000945621-00-000672).